VALERO ENERGY CORPORATION
Jay D. Browning
Senior Vice President - Corporate Law & Secretary

March 23, 2011

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark Shannon

Re:    Valero Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Commission File No. 1-13175

Ladies and Gentlemen:

On behalf of Valero Energy Corporation (the “Company”), set forth below are the responses of the Company to the comments raised in the March 15, 2011 letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the referenced Form 10-K (the “2010 Form 10-K”). For ease of reference, the comments have been repeated below with the responses set forth underneath.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23
Capital Investments, page 44

1.
Excluding environmental projects, we note that you expect capital expenditures to increase from $960 million in 2010 to $2.14 billion in 2011. We do understand from your January 26, 2011 earnings press release and conference call that part of the increase is attributable to the installation of new hydrocrackers at the Port Arthur and St. Charles refineries, but the amount of the increase attributable to these items does not appear to be addressed in your current disclosure. To address this issue, please provide us with the following:

•	Describe for us in more detail the reasons for the anticipated increase in capital expenditures;

•
Quantify the significant components that comprise the 2009 and 2010 capital expenditures, excluding environmental projects, and tell us how you considered including similar disclosure in your filing; and

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2031 - fax (210) 345-3214

Mark Shannon
U.S. Securities and Exchange Commission
March 23, 2011

•
Provide us with the tables referenced by William Klesse in his response to Evan Calio’s question on capital expenditures in your conference call, and tell us how you considered providing these tables in your earnings release Form 8-K.

As disclosed on page 44 of the 2010 Form 10-K, the Company incurred total capital expenditures of $1.7 billion in 2010, including $740 million for environmental projects. Environmental projects are capital projects we undertake to meet governmental regulations related to the reduction of emissions from our refineries and the removal of elements from the products we produce. We typically refer to these environmental projects as “regulatory” projects in presentations made from time-to-time to the public regarding our capital projects, and the Company files these presentations with the Commission on Form 8-K. These presentations also refer to “strategic/economic growth” projects and “sustaining/reliability” projects, which are other types of capital projects that the Company undertakes. The Company regularly undertakes all three types of capital projects, and while the amount spent on each type of project varies from year-to-year, total capital expenditures generally do not vary in an amount that is material to the Company’s liquidity. As disclosed on page 44 of the 2010 Form 10-K, total capital expenditures for 2011 are expected to be $2.4 billion, which is $700 million more than the $1.7 billion of capital expenditures in 2010 and only $100 million more than the $2.3 billion of capital expenditures in 2009. As discussed on page 84 of the Company’s Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”), we decided to temporarily suspend construction activity on various projects in 2009 due to the worldwide economic recession and the prudent management of the Company’s cash flows. Because of that decision and the long-term nature of the suspended projects, capital expenditures in 2010 were somewhat reduced from the Company’s normal levels. In 2010, the Company experienced a return to profitability and increased cash flows that has enabled the Company to resume its normal level of capital expenditures in 2011.

Item 303(a)(1) of Regulation S-K requires companies to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in a company’s liquidity increasing or decreasing in any material way. The Company’s expected amount of expenditures for 2011 are not materially different from its typical level of capital expenditures and, therefore, does not indicate a future material impact to the Company’s liquidity that would require additional disclosure, including the disclosure of specific projects such as the hydrocrackers at the Company’s Port Arthur and St. Charles refineries. Therefore, we believe that the Company’s disclosure on page 44 of the 2010 Form 10-K regarding capital investments meets the requirements of Item 303(a)(1). However, we supplementally inform the Staff that the Company has disclosed information about these hydrocracker projects. For example, on page 84 of the Company’s 2009 Form 10-K, the Company disclosed that these hydrocracker projects had been temporarily suspended but that market conditions and the Company's cash flows were expected to improve and that it was probable that the projects would be completed. The Company updated this disclosure on page 77 of its 2010 Form 10-K noting that construction had commenced or was planned to commence in 2011.

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2031 - fax (210) 345-3214

Mark Shannon
U.S. Securities and Exchange Commission
March 23, 2011

We also note that Item 303(a)(2) of Regulation S-K requires companies to describe material commitments for capital expenditures as of the end of the latest fiscal period, and to indicate the general purpose of such commitments. As required, the Company disclosed that it expects to incur $2.4 billion in capital expenditures in 2011, which includes $260 million for environmental projects. The Company also disclosed expected expenditures for environmental projects to provide a breakdown (the general purpose) of its capital projects. As noted above, environmental projects are undertaken because of government regulation and, therefore, are not undertaken at the Company’s discretion with the intent to sustain or increase its ability to generate earnings. All other projects classified as either strategic/economic growth projects or sustaining/reliability projects, however, are undertaken by the Company at its discretion and are intended to sustain or increase its ability to generate earnings. Because Item 303(a)(2) does not require the disclosure of individual projects, we believe that the Company’s disclosure of total expected capital expenditures for 2011, along with the separate identification of capital projects it is required to undertake (i.e., environmental projects), meets the disclosure requirements of Item 303(a)(2).

In response to the Staff’s comment, we supplementally inform the Staff as follows:

•
Capital expenditures for 2011 are expected to be higher than in 2010 for several reasons, the first of which has been discussed above. Due to the gradual recovery in worldwide economic activity, the Company’s results of operations for 2010 improved significantly compared to the prior year and provided the Company with increased cash flows from operations. The Company disclosed this matter on page 77 of the 2010 Form 10-K noting that “due to the improvement in refining industry fundamentals in 2010, we have decided to complete the hydrocrackers and other projects, and construction activity has commenced or is planned to commence in 2011.” In addition, on December 17, 2010, President Obama signed into law the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010 (“The 2010 Tax Relief Act”). The 2010 Tax Relief Act extends for two years current-law bonus depreciation under Section 168(k) of the Internal Revenue Code, which allows 50 percent bonus depreciation for qualified property. Bonus depreciation will be available for qualified property placed in service before January 1, 2013 (or before January 1, 2014, in the case of certain long-term production property). Under a special rule, if qualified property is acquired and placed in service after September 8, 2010, but before January 1, 2012, the bonus depreciation amount is increased from 50 percent to 100 percent. In consideration of these two factors, the Company accelerated certain capital projects, including the hydrocrackers at the Port Arthur and St. Charles refineries, which contributed to the increase in expected capital expenditures in 2011.

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2031 - fax (210) 345-3214

Mark Shannon
U.S. Securities and Exchange Commission
March 23, 2011

•
Below are the significant components of capital expenditures for the years ended December 31, 2010 and 2009 (in millions). We have also included expected (budgeted) capital expenditures for 2011. The information reflected below is taken directly from presentations made to the public and furnished to the Commission on Form 8-Ks on February 9, 2011 (2011 budget and 2010 actual amounts) and February 3, 2010 (2009 actual amounts).

	Year Ending December 31,	Year Ended December 31,
	2011 (Budget)	2010 (Actual)	2009 (Actual)
Strategic/economic growth	$1,325	$530	$1,345
Sustaining/reliability	805	460	570
Regulatory	260	740	390
Total capital expenditures	$2,390	$1,730	$2,305

•
With respect to the Staff’s comment regarding the tables referenced by William Klesse in response to Evan Calio’s question, please note that William Klesse was referring to the information included in the presentation furnished to the Commission on Form 8-K on January 5, 2011, which provides similar information as that reflected in the table above. We refer the Staff to slides 17 and 18 of that presentation, which are attached for your convenience. No information was provided to Evan Calio subsequent to the January 26, 2011 earnings conference call.

Financial Statements, page 55
Note 7: Property, Plant and Equipment, page 79
2.    It appears that the weighted-average useful life of your property, plant and equipment for 2010 was 27 years, driven predominantly by your crude oil processing facilities. To help us understand the basis of the useful lives you are utilizing, please identify the useful lives, and explain how they were determined, for the significant 2010 additions to crude oil processing facilities.
As disclosed in the summary of significant accounting policies on page 66 of the 2010 Form 10-K, the Company depreciates a majority of its property, plant and equipment on a straight-line basis over the estimated useful lives of the depreciable facilities utilizing the composite method of depreciation. Under the composite method, an average or composite rate of depreciation is applied to a group of fairly homogeneous assets despite differences in service lives of the individual assets in the group. Each group of assets is referred to as a “composite group.” The Company maintains a crude oil processing facilities composite group for each of its 14 refineries, resulting in 14 crude oil processing facilities composite groups. A weighted-average depreciation rate is computed and applied to each of these composite groups based on the estimated useful lives of the assets included in each composite group. Estimated useful lives are based on independent appraisals received when the refineries were acquired by the Company in connection with its refinery business

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2031 - fax (210) 345-3214

Mark Shannon
U.S. Securities and Exchange Commission
March 23, 2011

acquisitions, as well as from our internal refinery industry expertise. The independent appraisals considered various factors when determining the remaining useful lives, such as the expected useful lives per industry guidelines, the age of each refinery’s assets at the date acquired by the Company, and other factors. Under the composite method, additions to a composite group are depreciated over the estimated useful life assigned to that composite group.
We noted that the Company’s disclosure of estimated useful lives of its crude oil processing facilities on page 79 of the 2010 Form 10-K reflects a range of 10 to 33 years. While this disclosure is accurate, a significant portion of these assets are depreciated over estimated useful lives of 25 to 30 years. In consideration of the Staff’s comments, we will only identify the estimated useful lives associated with the Company’s significant assets in its future filings with the Commission.
In response to the Staff’s comment, we supplementally provide the useful lives for the significant 2010 additions to our crude oil processing facilities (in millions).

		2010
	Estimated	Additions to
	Useful Lives	Crude Oil
	of Composite	Processing
	Groups	Facilities
Flue gas scrubber - Benicia Refinery	26 years	$712
FCCU modifications - Memphis Refinery	25 years	224
Crude vacuum expansion - St. Charles Refinery	29 years	103
MSAT II refinery splitter - Port Arthur Refinery	30 years	57
MSAT II project - Corpus Christi Refinery	28 years	55
MSAT II benzene project - Memphis Refinery	25 years	55
Total additions for significant projects		1,206
Other individually insignificant additions, net of retirements of $15	25 - 30 years	720
Total additions, net		$1,926

We review the estimated useful lives of each composite group when deemed necessary, and we believe that the lives associated with each of the Company’s crude oil processing facilities composite groups is reasonable and appropriate.

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2031 - fax (210) 345-3214

Mark Shannon
U.S. Securities and Exchange Commission
March 23, 2011

Acknowledgments
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jay D. Browning
Jay D. Browning
Senior Vice President – Corporate Law and Secretary

/s/ Clayton E. Killinger
Clayton E. Killinger
Senior Vice President and Controller

cc:    William R. Klesse, Chief Executive Officer and President
Michael S. Ciskowski, Executive Vice President and
Chief Financial Officer

Attachment

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2031 - fax (210) 345-3214

Shifting Capital Spending to Economic Growth and Reliability Projects

Valero Capital Spending Budget
(millions)
$2,300
$475
$440
$595
$790
$2,600 - $2,900[1]
$950 - $1,250[1]
$800
$575
$275
"Stay-in-business" spending
Strategic/Economic Growth
Sustaining/ Reliability
Turnarounds
Regulatory
2010 Estimate
2011 Preliminary Estimate

[1] The 2011 capital budget is under review given the potential benefits of a recently passed tax law allowing 100% deduction on capital projects. We expect to accelerate spending on economic-growth projects, which would increase spending in 2011 up to $300mm before the cash tax benefits that may substantially offset the increase in spending

- 2011 estimated Regulatory spending expected to decline as Benicia scrubber and MSAT2 projects were completed in 2010

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VALERO

Economic Growth Projects Mainly Geared Toward High Oil/Low Natural Gas Prices

Refinery	Project	Estimated Com-pletion Date	Estimated Cost (millions)	Spending thru 3Q10 (millions)	Estimated Annual Op. Inc. before D&A[1] (millions)	Estimated IRR[2]
Memphis	FCC Revamp	2Q11[3]	$255	$255	$75	20%
St. Charles	FCC Revamp	2Q11	$310	$200	$140	30%
McKee & Memphis	New Hydrogen Plants	1Q12	$180	$10	$105	39%
Port Arthur	New Hydrocracker	3Q12	$1,525	$555	$485	21%
Montreal	New Products Pipeline	4Q12	$370	$6	$55	12%
St. Charles	New Hydrocracker	4Q12	$1,360	$600	$325	16%
	Total		$4,000	$1,626	$1,185	20%

[1]D&A = depreciation and amortization expense; See Appendix for price assumptions and project descriptions; [2]estimated IRR is unlevered and likely improve due to recent changes in tax laws regarding accelerated depreciation expense; [3]Most of project commissioned in 2010

- Projects developed based on our "bullish crude, bearish natural gas" price outlook
- These projects represent over 75% of strategic capital spending in 2010 and 90% in 2011
- Large projects have long lead times and were started several years ago
- Projects have higher implied returns on remaining investment excluding previous spending ("sunk costs")

18